As filed with the Securities and Exchange Commission on January 25, 1999

                                                     Registration No. 333-
 ---------------------------------------------------------------------
                 SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549
                    ---------------------------

                              FORM S-3

                    REGISTRATION STATEMENT UNDER

                     THE SECURITIES ACT OF 1933
                    ----------------------------


                              NEWCOM, INC.
       (Exact name of Registrant as specified in its charter)

               Delaware                          95-4485355
        (State or other jurisdiction of    (I.R.S. Employer
       incorporation or organization)      Identification No.)

       31166 Via Colinas, Westlake Village, California 91362 (Address, including zip code, and telephone number, including area code, of Registrant's principal executive office)

              Sultan W. Khan, Chief Executive Officer
                            NewCom, Inc.
                         31166 Via Colinas
                   Westlake Village, CA 91362
                          (818) 597-3200
              (Name, Address, including zip code, and
    telephone number, including area code, of agent for service)

                              Copy to:

                       Samuel S. Guzik, Esq.
                         Guzik & Associates
                1800 Century Park East, Fifth Floor
                       Los Angeles, CA  90067
                          (310) 788-8600

Approximate date of proposed sale to the public: From time to time after the effective date of the Registration Statement.

   If the only securities registered on this form are being offered pursuant to dividend or interest reinvestment plans, check the following box. [ ]

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                    Calculation of Registration Fee

                                                                           Proposed
  Title of each class                              Proposed                maximum
  of securities to be      Amount to be          maximum offering          aggregate offering         Amount of
  registered               registered(2)         price per share(1)        price(1)                  registration fee

  Common Stock,

  $.001 par value           10,203,404           $1.875                     $19,131,382              $5,643.76

     (1) Estimated for the purpose of calculating the registration fee pursuant to Rule 457(c) on the basis of the high and low price of the Registrant's Common Stock on January 22, 1999.

   (2) Included in this amount are 4,337,533 shares previously issued by the Registrant, 299,337 shares issuable upon exercise of outstanding Warrants, and an additional 5,566,534 shares which the Registrant has agreed to register in respect of: (i) an indeterminate number of shares which may be issued by the Registrant in connection with outstanding repricing rights, and (ii) an indeterminate number of shares (and related repricing rights) which may be issued to certain investors as part of a future sale of $1,000,000 of the Registrant's securities. In addition to the shares set forth in the table, the amount to be registered includes an indeterminate number of shares issuable upon conversion of or in respect of the repricing rights or exercise of or in respect of the Warrants, as such number may be adjusted as a result of stock splits, stock dividends and similar provisions in accordance with Rule 416.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING STOCKHOLDERS MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND THE SELLING STOCKHOLDERS ARE NOT SOLICITING THE OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE SUCH OFFER OR SALE IS NOT PERMITTED.

       Subject to completion, dated January 25, 1999

                                   PROSPECTUS

                        10,203,404 SHARES OF COMMON STOCK

                                  NEWCOM, INC.

     The stockholders of NewCom, Inc. listed below may offer and sell from time to time shares of our common stock under this prospectus. These shares include:

        - 3,000,000 shares of common stock offered by our principal stockholder, Aura Systems, Inc;
        - 1,337,953 shares of common stock sold by us to four stockholders in private sales;
        - 299,337 shares of common stock which four stockholders are entitled to acquire from us upon exercise of warrants issued by us in private sales;
        - An indeterminate number of shares of our common stock which may be issued by us to four stockholders pursuant to certain "repricing rights" granted to these stockholders; and
        - An indeterminate number of shares (and related repricing rights) which may be acquired by certain stockholders between 65-95 days after the date of this prospectus in exchange for an additional investment into NewCom of $1 million.

     The exact number of shares of our common stock which may be acquired by certain selling stockholders and resold under this prospectus will be determined based upon a number of factors which are not presently known, including the future market price of our common stock. The maximum number of shares of common stock which may be resold under this prospectus is 10,203,404 shares.

     Although we will be entitled to receive proceeds from the exercise of warrants and certain rights by the selling stockholders, we will not receive any part of the proceeds from sales of common stock by the selling stockholders.

     Our common stock is traded on the Nasdaq Stock Market, Inc. National Market under the trading symbol "NWCM". On January 20, 1999, the last reported sales price of our common stock on the Nasdaq National Market was $1.97.

THE PURCHASE OF OUR SECURITIES INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS," AT PAGE FOUR, FOR A DISCUSSION OF CERTAIN MATTERS THAT YOU SHOULD CONSIDER BEFORE PURCHASING OUR COMMON STOCK.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

      The date of this Prospectus is __________ ____, 1999

                              ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the U.S. Securities and Exchange Commission (the "SEC") utilizing a "shelf" registration process. Under this shelf process, the selling stockholders may sell up to 4,337,953 shares of our common stock which they presently own and an indeterminate number of shares of our common stock, up to 566,534 shares of our common stock, which they may acquire in the future from us. This prospectus provides you with a general description of our common stock which the selling stockholders may offer. When the selling stockholders sell our common stock, we may provide, if necessary, a prospectus supplement that will contain specific terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with the additional information described under the heading "Information Available To You."

       SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Certain matters discussed under the captions "Risk Factors" and "The Company" and elsewhere in this prospectus or in the information incorporated by reference constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Some of the forward-looking statements can be identified by the use of forward-looking words such as "believes," "expects," "may," "will," "should," "seeks," "approximately," "intends," "plans," "estimates," or "anticipates" or the negative of those words or other comparable terminology. The discussion of financial trends, strategy, plans or intentions may also include forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected. These include factors discussed in this prospectus, including information which we have incorporated into this prospectus by reference.

                  INFORMATION AVAILABLE TO YOU

     NewCom, Inc. ("NewCom", the "Company", "We" or "Us") files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission ("SEC"). You can inspect and copy the Registration Statement on Form S-3 of which this prospectus is a part, as well as reports, proxy statements and other information filed by NewCom, at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the SEC: 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can obtain copies of such material from the Public Reference Room of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You can call the SEC at 1-800-732-0330 for information regarding the operation of its Public Reference Room. The SEC also maintains a World Wide Web site at http:\\www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants (like NewCom) that file electronically.

     This prospectus provides you with a general description of the common stock being registered. This prospectus is part of a Registration Statement that we have filed with the SEC. To see more detail, you should read the exhibits and schedules filed with our Registration Statement.

     The SEC allows this prospectus to "incorporate by reference" certain other information that NewCom files with them, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus, and information that NewCom files later with the SEC will automatically update and replace this information. We incorporate by reference the documents listed below and any future filings made by NewCom with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until all of the securities that we have registered have been sold.

     (1)  Our Annual Report on Form 10-K for the fiscal year February 28, 1998;

     (2) Our Quarterly Reports on Form 10-Q for the quarters ended May 31, 1998 August 31, 1998, and November 30, 1998;

     (3)  Our Proxy Statement dated July 28, 1998; and

     (4)  [Our Proxy Statement dated January __, 1999.]

     If you make a request for such information in writing or by telephone, we will provide to you, at no cost, a copy of any or all of the information incorporated by reference in the Registration Statement of which this prospectus is a part. Requests should be addressed to us as follows:

NewCom, Inc.
31166 Via Colinas
Westlake Village, CA 91362
Attention: Chief Financial Officer
Telephone: 818-597-3200

     You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. The selling stockholders will not make an offer of the shares of our common stock in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.


                                     SUMMARY

                                   THE COMPANY

     NewCom designs, manufactures, markets and sells high performance computer communication and multimedia products for the personal computer ("PC") market. Our communication products include high speed external and internal data/fax and voice modems, and WebPal, an Internet appliance enabling users to access the worldwide web and perform Internet-specific tasks through their existing television screens. Our multimedia product line includes a broad range of subsystems, upgrade kits and Internet access kits that incorporate CD- ROM drives, speakers, sound cards, modems, microphones and other telephony and digital video disk drives ("DVD"), audio and video solutions. Our multimedia products are targeted both to users that desire to convert their PC's into multimedia systems and to users desiring to upgrade their current multimedia systems with faster CD-ROM drives and DVD II, to higher quality sound and increased functionality.

     We do not maintain an internal research and development staff. Rather, we strive to identify key emerging technologies in the PC communication and multimedia industries and to innovatively combine these technologies in our products. We also use manufacturing techniques that enable us to rapidly bring high quality products to market at competitive prices.

     NewCom sells its products through a broad network of national and regional independent distributors and leading retail and mass merchant chains and catalogues. To a lesser extent we also sell our products to original equipment manufacturers and value added resellers ("OEMs/VARs"). Our distributor customers include TechData, D&H, Gates Arrow, and Almo Dinorall Corporation. Our retail and mass merchant customers include Circuit City Stores, Inc., Best Buy Company, Inc., Fry's Electronics, Computer City, Staples and Office Max.

     We were incorporated under the laws of Delaware in 1994 as a wholly owned subsidiary of Aura Systems, Inc. ("Aura"). In September 1997, we completed an initial public offering. In the offering 2,000,000 newly issued shares were sold to the public by NewCom together with 300,000 shares of Aura's holdings. At the conclusion of the offering Aura owned approximately 72.1% of NewCom. As a result of sales by Aura of NewCom Common Stock subsequent to the offering, and subsequent sales by NewCom of additional shares of Common Stock, Aura owned approximately 60.7% of NewCom as of January 15, 1999.

     Our executive offices are located at 31166 Via Colinas, Westlake Village, California 91362 and our telephone number is (818) 597-3200.

     NEWCOM is our registered trademark. "WebPal" is a NewCom trademark for which an application is pending.

                                 USE OF PROCEEDS

     All net proceeds from the sale of the shares of our common stock will go to the stockholders who offer and sell their shares. Accordingly, we will not receive any of the proceeds from the sales of the shares of our Common Stock by the selling stockholders.

                                  RISK FACTORS

     Should you choose to make an investment in our common stock, you must understand that this investment involves a high degree of risk. You should not purchase our common stock unless you can afford to lose your entire investment. Before purchasing our common stock you should carefully consider the following risk factors as well as the other information contained or incorporated by reference in this prospectus. Some of the statements contained in this prospectus and the documents incorporated by reference into this prospectus contain projections of results of operations and financial condition or state other "forward looking" information. You should read the cautionary statements in this prospectus as applying to all related forward looking statements wherever they appear in this prospectus. Our actual results may differ significantly from our projections. The risks discussed below, as well as others, could have a material adverse effect on our business, operating results or financial condition.

POTENTIAL FLUCTUATIONS IN FUTURE OPERATING RESULTS

     Our operating results may vary significantly from period to period as a result of a number of factors, many of which are beyond our control. These factors include:

     ~    the timing and volume of orders received during the period;
     ~    the impact of price competition on the Company's average selling prices;
     ~    the availability and pricing of components for our products;
     ~ market acceptance of new product introductions by the Company and its competitors;
     ~    our ability to timely collect outstanding accounts receivable;
     ~    changes in product or  distribution  channel mix;
     ~    the timing of expenditures  in anticipation of future sales;
     ~    product returns or price protection charges from customers;
     ~    inventory  levels and financial health of our customers;  and
     ~ the overall state of the PC industry and economic conditions generally.

     The volume and timing of orders received during a quarter are difficult to forecast. Customers generally order on an as-needed basis and, accordingly, we have historically operated with a relatively small backlog. Also, as often occurs in the PC industry, a disproportionate percentage of our net sales in any quarter may be generated in the last month of the quarter. As a result, a shortfall in sales in any quarter as compared to expectations may not be identifiable until the end of the quarter. Despite these factors, we generally must plan production, order components and undertake development, sales and marketing activities and other commitments months in advance. Therefore, any shortfall in revenues in a given quarter may impact the Company's operating results due to an inability to adjust expenses or inventory during the quarter to match the level of revenues for the quarter. Market factors described above could result in excess inventory in one or more future quarters. This could result in cash flow difficulties as well as expenses associated with inventory writeoffs.

     The Company's gross margins have been and will continue to be subject to quarterly fluctuations. These fluctuations are due to the market factors described above and changes in our mix of products sold and in the mix of distribution channels. Our multimedia products typically have higher gross margins than our communications products. Efforts to increase sales of communication products as a percentage of total revenues in future periods will result in a reduction in our overall gross margins. We are currently attempting to increase sales to OEMs/VARs, which traditionally have had lower gross margins. We are also attempting to increase sales to the retail/mass merchant channel. Although sales to retailers and mass merchants typically have higher gross margins than OEM/VAR, they usually require higher sales and marketing expenses. In addition, the Company's new product introductions typically have higher initial development, production and marketing expenses. This may further negatively impact the Company's future operating results. Also, our industry is characterized by intense competition and declining average selling prices. As a result, the Company's margins and results of operations may decline in the future from the levels experienced to date.

MANAGEMENT OF EXPANSION

     Since March 1, 1996, we have experienced a significant expansion in our overall level of business and operations, including product design, marketing, technical support and sales and distribution. This expansion resulted in a need for significant investment in infrastructure and systems. Although the growth of our business has generated significant accounts receivable, much of our available cash has been required to finance capital expenditures and operations. Due to the increases in our overhead and operating expenses resulting from this expansion, our operating results, and opportunities for future growth, may be adversely affected if revenues do not grow to the extent anticipated by the Company.

     NewCom's accounts receivable have recently increased significantly due to greater revenues and also due to its receivables being outstanding for a longer period. This longer collection period resulted, in part, from the Company's revenue growth increasing beyond the capacity of its credit and collections personnel. In response, we have increased the size of our credit and collections staff. Our inability to collect significant portions of accounts receivable on a timely basis or to obtain adequate financing to meet cash requirements could limit the Company's future growth.

     Our growth has placed significant demands on our management and on our financial and internal infrastructure. Our future operating results depend in part on such factors as our ability to:

          ~    successfully implement operating, manufacturing and financial procedures and infrastructure;
          ~    improve  coordination  among  different  operating   functions;
          ~    strengthen  management   information  systems  and
               telecommunications systems; and
          ~    hire additional personnel,  particularly in its customer service,
               accounts   receivable,    engineering   and   technical   support
               organizations.

We may not be able to successfully implement these measures. Our failure to do so would have a material adverse effect upon our operating results.

FUTURE CAPITAL REQUIREMENTS; FUNDING BY AURA; UNCERTAINTY OF ADDITIONAL
FUNDING

     We incurred a net loss of $5.1 million in our fiscal year which ended on February 29, 1996. Although we achieved revenue growth and profitability on an annual basis in the following fiscal years which ended in February 1997 and February 1998, we reported a net loss of approximately $15.6 million and $13.2 million for the three and nine months ended November 30, 1998, respectively. There is no assurance that revenue growth or profitability will resume.

     NewCom operates in a capital-intensive industry. Since our formation, we have financed our operations and capital requirements primarily from sales revenues, loans received from Aura and a secured commercial line of credit. Aura has indicated that it will not provide working capital on a basis consistent with past practices. We have also experienced delays in collecting our accounts receivable. In January 1999 we were notified by our principal commercial lender that they will not continue to advance funds to us and will require us to pay down the outstanding balance, which was approximately $10.7 million as of January 15, 1999. Although this lender has expressed a willingness to resume advances under the line of credit after a portion of the outstanding balance is repaid and we have adequate receivables, future advances remain within the discretion of this lender. We are now taking measures to reduce our overhead until cash flow improves, including reductions in the number of personnel.

     Additional funds will be required in order for us to maintain our current level of operations. If adequate funds are not available, we may be required to delay, scale back or eliminate product design, manufacturing and marketing programs. There are no assurances that adequate funds will be available at the times and in the amounts required, if at all. Our inability to obtain adequate financing would have a material adverse effect on our business, financial condition and results of operations. If additional funds are obtained by issuing equity securities, there may be further dilution to stockholders.

RAPID TECHNOLOGICAL CHANGE; SHORT PRODUCT LIFE CYCLES

     The market for our products is characterized by rapid technological change, frequent new product introductions, evolving industry requirements and short product life cycles. We believe that these trends will continue into the foreseeable future. NewCom believes that its future success will depend in large part upon its ability to enhance its existing products and to successfully bring to market new products that meet customer requirements and gain market acceptance. NewCom may not be successful in designing or marketing product enhancements or new products.

     Since we do not develop our own software or hardware technology for our products, we must depend upon our ability to acquire on commercially reasonable terms the proprietary technology of others. We must monitor industry trends and make choices in selecting new technologies and features to incorporate into our products. Each new product cycle presents new opportunities for current or prospective competitors of the Company to gain market share. If we do not successfully introduce new products within a given product cycle, our sales will be adversely affected for that cycle and possibly subsequent cycles. This could also impair our brand name and ability to command retail shelf space in future periods. Moreover, because of the short product life cycles coupled with long lead times for many components used in our products, we may not be able to quickly reduce production or inventory levels in response to unexpected shortfalls in sales. Conversely, we may not be able to increase production in response to unexpected demand.

     Sales of individual products and product lines are typically characterized by substantial declines in sales, pricing and margins toward the end of the respective product's life cycle, the precise timing of which may be difficult to predict. As new products are planned and introduced, we attempt to monitor the inventory of older products and to phase out their manufacture in a controlled manner. Nevertheless, we could experience unexpected reductions in sales of older generation products as customers anticipate new products. These reductions could give rise to additional charges for obsolete or excess inventory, returns of older generation products by distributors and mass merchant customers, or substantial price protection charges. To the extent that we are unsuccessful in managing product transitions, its business and operating results could be materially adversely affected.

COMPONENT SHORTAGES; RELIANCE ON LIMITED SOURCE SUPPLIERS AND
THIRD-PARTY ASSEMBLERS

     We produce our products using components or subassemblies purchased from third-party manufacturers and suppliers. Certain of these components, particularly modem chipsets and application specific integrated circuit ("ASIC") chipsets which provide multimedia functionality, are available only from a single source or limited sources. These components are generally in short supply and frequently subject to allocation by semiconductor manufacturers. In the past the Company experienced supply shortages of various components. NewCom has increased its efforts to obtain required supplies of components, including working closely with component manufacturers and vendors and qualifying alternative components for inclusion in the Company's products. However, component shortages are likely to continue and could become acute. Therefore, we may be unable to obtain adequate supplies as and when needed. We may also be unable to purchase these supplies as our historical cost levels.

     We use contract assemblers, primarily located in the Peoples Republic of China, Taiwan and Mexico, to assemble our products. The use of foreign assemblers results in greater political, legal, economic and other uncertainties than those located in the United States. In addition, we typically use only one contract assembler for a given design. Products approved for sale in certain foreign countries require the use of a manufacturing facility that has been approved by the applicable foreign regulatory authority, which limits the number of facilities available to assemble products for those countries. The failure of a contract assembler to provide acceptable quality and timely service, or an interruption of supplies from an assembler as a result of a fire, natural calamity, strike, political unrest, increased import/export restrictions or other significant events, could materially and adversely affect our results of operations.

COMPETITION

     The markets for our products are highly competitive. We compete directly against a large number of suppliers of communication products and multimedia add-in subsystems, and indirectly against OEMs to the extent they manufacture their own products and add-in subsystems. Such competitors may develop superior products or products of similar quality for sale at the same or lower prices. Other competitors may have better access than NewCom to emerging technologies for use in their products, either through their use of in-house research and development personnel or through their relationships with third-party semiconductor manufacturers.

     Many of our current and potential competitors have significantly greater market presence, name recognition and financial and technical resources. Although we believe that our semiconductor vendor flexibility enables us to select from among the most advanced components available, the captive semiconductor supplies of certain competitors can provide to them greater control over component design, availability and cost. We believe that certain of our current and potential competitors compete in their markets largely on the basis of price. This may result in significant price competition or lower margins for our products.

     Substantially all of our sales have consisted of sales of PC communication and multimedia products. A decline in demand or average selling prices for these products, whether as a result of new product introductions or price competition from competitors, technological change, incorporation of the products' functionality onto PC motherboards or otherwise, would have a material adverse effect on our sales and operating results. In addition, the PC communication and multimedia industries have been marked by consolidations in recent periods. A number of firms have suffered significant operating losses and, in certain cases, cessation of business. Given NewCom's concentration in these markets, there can be no assurance that the volatility and competition pressure of the market will not have a material adverse effect on our operations in the future.

DISTRIBUTION RISKS; DIVERSIFICATION OF SALES CHANNELS

     We sell our products primarily to independent regional and national distributors and retailers/mass merchants. and, to a significantly lesser extent, to OEMs/VARs. The Company's success is dependent on the continued viability and financial stability of its customer base. The PC distribution and retail/mass merchant industries have been historically characterized by rapid change. This has periodically subjected the PC distribution and retail/mass merchant industries to financial difficulties and consolidation. The loss of, or reduction in sales to, key customers could have a material adverse effect on our operating results.

     Our independent distributors are not contractually committed to future purchases of our products, are subject to only limited control by us, and often carry competitors' products. Therefore, our distributors could discontinue carrying the Company's products at any time.

     The retail/mass merchant channel is substantially different from the distributor and OEM/VAR channels. Due to competition for limited shelf space, retailers are in a strong position to negotiate favorable terms of sale, including price discounts and product return policies. We may be unable to maintain or increase sales to retailers/mass merchants on favorable terms, if at all.

     We are currently expanding sales and marketing efforts in an attempt to increase the volume of sales to OEMs. OEMs generally have significantly different requirements from retailers/mass merchants and distributors, and often have more stringent quality standards. OEMs generally also require special distribution arrangements and product pricing. We may not be successful in our efforts to increase sales to OEMs. The inability to successfully penetrate the OEM channel could have a material adverse effect on our future operating results.

PRODUCT RETURN RISKS

     We are exposed to the risk of product returns from our retailer/mass merchant and distributor customers as a result of several factors, including:

          ~    returns from their customers;

          ~    contractual stock rotation privileges;

          ~    returns of defective products or product components; and

          ~ returns of unsold product from customers with whom we severed our relationship.

Overstocking by our customers could lead to higher than normal returns, which could have a material adverse effect on our results of our operations. We also have a policy of offering price protection to our customers for some or all of their inventory. Under this policy when the Company reduces its prices for a product, the customer receives a credit for the difference between the original purchase price of the product and our reduced price for the product. As a result of this policy, significant reductions in prices have had, and may in the future have, a material adverse effect on our results of operations.

DEPENDENCE ON FUTURE GROWTH OF INTERNET AND INTERNET INFRASTRUCTURE

     The growth of the markets for PC communication and multimedia products has been driven in part by the rapid technological change in those markets and increased use of the Internet. Such rapid technological change may not continue and the telecommunications infrastructure may not be developed to support the high-volume adoption of these technologies.

     Our future success also depends, in part, upon the continued growth of the Internet. Such growth is a recent phenomenon and the current rate of growth may not be sustained in future periods. Factors that could negatively influence the growth of the Internet in the future include:

          ~ the availability of the Internet infrastructure to support its growth;

          ~ delays in the development or adoption of new standards and protocols required to handle increased levels of Internet activity; and

          ~    increased governmental regulation.

     Any of these factors could materially adversely affect the market for PC communication and multimedia products and our results of operations.

RELIANCE ON KEY EMPLOYEES

     Our success will depend in large part on the continued services of our President and Director, James M. Curran, Chief Executive Officer and Director, Sultan W. Khan, and other key management employees. We do not maintain life insurance on the lives of any of these individuals. The loss of one or more key management employees or the failure to attract and retain additional personnel could have a material adverse effect on our business.

PROPRIETARY RIGHTS

     We do not employ an internal research and development staff. Virtually all of the software and hardware technology used in our PC communication and multimedia products is licensed from third-party manufacturers and suppliers. We establish and protect our proprietary rights in and to our product design, manufacturing, testing, marketing and customer support methods primarily through a combination of trade secret and copyright protections. These measures may not be sufficient to deter or prevent unauthorized use of our trade secrets, proprietary information or technology. In addition, the laws of certain foreign countries may not protect our proprietary rights to the same extent as do the laws of the United States.

DILUTION

     Included in the shares of common stock which may be resold under this prospectus are an indeterminate number of shares issuable under "repricing rights" issued to certain investors in equity financings conducted in November and December of 1998. Under these repricing rights the investor may be entitled to receive additional shares of our common stock at no additional consideration. The number of shares which an investor would receive under these repricing rights will increase as the company's common stock price declines. For example, if all of the repricing rights were exercised as of the date of this prospectus, we would issue an additional _________ shares of our common stock upon their exercise. Sales of common stock by investors under this prospectus could have the effect of further depressing the price of our common stock. If a further decline in our stock price were to occur, additional shares would be issued by us as and when the repricing rights were exercised. For further information regarding the repricing rights, see "Recent Material Developments" located elsewhere in this prospectus.


                  SELLING STOCKHOLDERS AND PLAN OF DISTRIBUTION

     All of the shares of Common Stock of the Company covered by this Prospectus are being sold for the account of the selling stockholders named in the table below and their pledgees, donees, transferees and other successors in interest (the "Selling Stockholders"). These shares of Common Stock include:

     - 3,000,000 shares of Common Stock offered by the Company's principal stockholder, Aura Systems, Inc;

     - 466,665 shares of Common Stock and 58,000 shares of Common Stock issuable upon exercise of Warrants, issued in a private placement to single investors in November 1998 (the "November 1998 Placement");

     - 871,288 shares of Common Stock and 241,337 shares of Common Stock issuable upon exercise of Warrants, issued in a private placement to a group of three investors in December 1998 (the "December 1998 Placement");

     - An indeterminate number of shares of Common Stock which may be issuable pursuant to "repricing rights" granted to investors in the November 1998 Placement and the December 1998 Placement; and

     - An indeterminate number of shares (including related repricing rights) which may be acquired by the investors in the December 1998 Placement between 65-95 days after the date of this Prospectus in exchange for an additional investment of $1 million.

For additional information regarding the terms of the securities issued or issuable in the November 1998 Placement and December 1998 Placement, see the
section in this Prospectus entitled "Recent Material Events."

     The shares being offered by the Selling Stockholders or their respective pledgees, donees, transferees or other successors in interest, may be sold in one or more transactions (which may involve block transactions) on the Nasdaq National Market or on such other market on which the Common Stock may from time to time be trading, in privately negotiated transactions, through the writing of options on the shares, short sales or any combination thereof. The sale price to the public may be the market price prevailing at the time of sale, a price related to such prevailing market price, a negotiated price, or such other price as the Selling Stockholders determine from time to time. The shares may also be sold pursuant to Section 4(1) of the Securities Act or Rule 144 thereunder rather than pursuant to this Prospectus.

     The Selling Stockholders or their respective pledgees, donees, transferees or other successors in interest, may also sell the shares directly to market makers acting as principals and/or broker-dealers acting as agents for themselves or their customers. Brokers acting as agents for the Selling Stockholders will receive usual and customary commissions for brokerage transactions, and market makers and block purchasers purchasing the shares will do so for their own account and at their own risk. It is possible that a Selling Stockholder will attempt to sell shares of Common Stock in block transactions to market makers or other purchasers at a price per share which may be below the then market price. There can be no assurance that all or any of the shares offered hereby will be issued to, or sold by, the Selling Stockholders. The Selling Stockholders and any brokers, dealers or agents, upon effecting the sale of any of the shares offered hereby, may be deemed "underwriters" as that term is defined under the Securities Act or the Exchange Act, or the rules and regulations thereunder.

     The Selling Stockholders and any other persons participating in the sale or distribution of the shares will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, which provisions may limit the timing of purchases and sales of the Selling Stockholders and any other such person. The foregoing may affect the marketability of the shares.

     The Company has agreed to indemnify the Selling Stockholders, or their transferees or assignees, against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Selling Stockholders or their respective pledgees, donees, transferees or other successors in interest, may be required to make in respect thereof.

     Listed below are the names of each selling stockholder (the "Selling Stockholders"), the total number of shares beneficially owned and the number of shares to be sold in this offering by each Selling Stockholder as of January 15, 1999, and the percentage of Common Stock owned by each Selling Stockholder after this offering:

                                                            Number of
                                                            Shares of                Shares of
                                                            Common Stock to          Common Stock
                                   Shares of                be Offered for           Owned
                                   Common Stock             Selling                  After
                                   Owned                    Stockholder's            Completion of
                                   Prior to Offering*       Account*                 Offering(1)

Name                               Number                                            Number       Percent

Aura Systems, Inc.                 6,882,896                3,000,000                3,382,896    29.1%

Excalibur Limited Partnership(2)     915,867(3)             1,607,916(5)(7)            --         --

GUNDYCO in trust for
 RRSP 550-98868-19                   196,758(3)               813,334(5)(7)            --         --

P.R.I.F., L.P.(2)                    915,867(3)             2,390,829(5)(7)            --         --

Dominion Capital Fund                224,856(4)             1,024,854(6)               --         --

Sovereign Partners, LP               224,856(4)             1,024,854(6)               --         --

Canadian American Partners Ltd.       74,953(4)               341,617(6)               --         --
----------------------------------
*Assumes the exercise of all Warrants.

(1) Assumes the sale of all shares offered pursuant to this Prospectus other than an indeterminate number of shares issuable pursuant to the exercise of repricing rights.

(2) Excalibur Limited Partnership ("Excalibur") and P.R.I.F., L.P. ("P.R.I.F.") are members of a group which share the power to dispose, but not the power to vote, the 374,765 shares owned by Excalibur and the 541,102 shares owned by P.R.I.F. Accordingly, each of Excalibur and P.R.I.F. may be deemed to beneficially own such shares acquired by the other Selling Stockholders in the December 1998 Placement.

(3) The number of shares set forth in the table represents the number of shares of Common Stock acquired in the December 1998 Placement and the number of shares issuable upon exercise of Warrants acquired in the December 1998 Placement. This number does not include shares of Common Stock which the Selling Stockholder may acquire under repricing rights relating to these shares or shares of Common Stock and related repricing rights which may be acquired after the date of this Prospectus at the "Second Closing." See "Recent Material Events - The December 1998 Placement."

(4) The number of shares set forth in the table represents the number of shares of Common Stock acquired in the November 1998 Placement and the number of shares issuable upon exercise of Warrants acquired in the November 1998 Placement. This number does not include shares of Common Stock which the Selling Stockholder may acquire under repricing rights relating to these shares. See "Recent Material Events - The November 1998 Placement."

     (5) The number of shares set forth in the table represents: (i) the number of shares of Common Stock acquired in the December 1998 Placement; (ii) the number of shares issuable upon exercise of Warrants acquired in the December 1998 Placement; and (iii) the number of shares of Common Stock which the Company agreed to register in the Registration Statement to which this Prospectus relates in respect of repricing rights relating to these shares or shares of Common Stock and related repricing rights which may be acquired after the date of this Prospectus at the "Second Closing." See "Recent Material Events - The December 1998 Placement." The actual number of shares of Common Stock issuable at the Second Closing of the December 1998 Placement or upon exercise of repricing rights is indeterminate, is subject to adjustment and could be materially more or less than the number of shares agreed to be registered in such Registration Statement, depending on factors which cannot be predicted by the Company at this time. The actual number of shares of Common Stock offered hereby, and included in the Registration Statement of which this Prospectus is a part, includes such additional number of shares of Common Stock as may be issued or issuable upon exercise of repricing rights by reason of any stock split, stock dividend or similar transaction involving the Common Stock in accordance with Rule 416 under the Securities Act.

     (6) The number of shares set forth in the table represents: (i) the number of shares of Common Stock acquired in the November 1998 Placement; (ii) the number of shares issuable upon exercise of Warrants acquired in the November 1998 Placement; and (iii) the number of shares of Common Stock which the Company agreed to register in the Registration Statement to which this Prospectus relates in respect of repricing rights relating to these shares or shares of Common Stock. The actual number of shares of Common Stock issuable upon exercise of repricing rights is indeterminate, is subject to adjustment and could be materially more or less than the number agreed to be registered in such Registration Statement, depending on factors which cannot be predicted by the Company at this time. See "Recent Material Events - The November 1998 Placement." The actual number of shares of Common Stock offered hereby, and included in such Registration Statement, includes such additional number of shares of Common Stock as may be issued or issuable upon exercise of repricing rights by reason of any stock split, stock dividend or similar transaction involving the Common Stock in accordance with Rule 416 under the Securities Act.

(7) Pursuant to the terms of the agreements with these three investors, the repricing rights and Warrants are exercisable by any holder only to the extent that the number of shares of Common Stock thereby issuable, together with the number of shares of Common Stock owned by such holder and its affiliates (but not including shares of Common Stock underlying unexercised repricing rights or Warrants) would not exceed 9.9% of the then outstanding Common Stock as determined in accordance with Section 13(d) of the Exchange Act. Accordingly, the number of shares of Common Stock set forth in the table for each of these Selling Stockholders may exceed the number of shares of Common Stock that these Selling Stockholders could own beneficially at any given time through their ownership of shares, repricing rights and Warrants. In that regard, beneficial ownership of these Selling Stockholders set forth in the table is not determined in accordance with Rule 13d-3 under the Exchange Act.

     Prior to NewCom's initial public offering in September 1997 NewCom was a wholly owned subsidiary of Aura. Certain officers and directors of Aura are also officers and directors of NewCom. No other Selling Stockholders have held any positions or office or had any other material relationship with the Company or any of its affiliates within the past three years.

                             RECENT MATERIAL EVENTS

     In November 1998 and December 1998 the Company completed equity and debt financings. Following is a description of certain terms of these financings.

The December 1998 Placement

     On December 1, 1998 (the "Initial Closing Date"), the Company consummated a private placement of its Common Stock, Warrants and Repricing Rights pursuant to Regulation D of the Securities Act of 1933 to three private investors. On the Initial Closing Date the Company received gross proceeds of $3 million in exchange for the issuance of 871,288 shares of its Common Stock, Warrants exercisable for five years for up to 166,337 shares of Common Stock at an exercise price of $4.545, and 792,088 Repricing Rights.

     Under the terms of this financing the parties are committed to fund an additional $1 million in exchange for Common Stock and Repricing Rights between 65-95 days after a Registration Statement covering the resale of the securities issued in connection with the initial $3 million financing has been declared effective by the Securities and Exchange Commission ("SEC"), subject to the satisfaction of certain conditions (the "Second Closing"). These conditions include the requirement that the average market price of NewCom's Common Stock (defined as the two lowest closing bid prices during the 20 trading days immediately preceding the Second Closing date) be at least $4.00 at the time of the Second Closing.

     At the Second Closing the investors are entitled to receive the number of shares of Common Stock equal to 110% of the amount determined by dividing $1 million by the market value of the Common Stock at the time of the Second Closing (the "Second Closing Date Price," which is equal to the average closing bid prices for the five consecutive trading days ending on the day immediately preceding the Second Closing date)(the "Second Closing Shares"). The investors are also entitled to receive Repricing Rights at the Second Closing equal to 90.91% of the number of Second Closing Shares issued.

     On December 28, 1998, the same investors consummated an additional financing with NewCom and Aura whereby they advanced an aggregate of $1.0 million to NewCom pursuant to certain Notes secured by a junior lien on NewCom's inventory and accounts receivable and issued an aggregate of 75,000 Warrants to purchase NewCom Common Stock. The Notes bear interest at the rate of 10% and are due and payable on the earlier of January 31, 1999, or the date on which NewCom increases its existing line of credit. The 75,000 Warrants have a term of five years and are initially exercisable for 75,000 shares of Common Stock at an exercise price of $3.75. The exercise price is automatically adjusted six months following their issuance to the lower of $3.75 or the market price of NewCom Common Stock at such time, in accordance with a specified formula. References in this Prospectus to the December 1998 Placement include the financing consummated on December 1, 1998 and the additional financing consummated on December 28, 1998.

     Repricing Rights

     The Repricing Rights entitle the holder to purchase that number of shares of Common Stock ("Repricing Shares") determined by multiplying the number of Repricing Rights by a fraction, the numerator of which is the Repricing Price minus the Average Market Price (as defined below), and the denominator of which is the Average Market Price (defined as the two lowest closing bid prices during the 20 trading days immediately preceding the exercise date of the Repricing Rights).

     The "Repricing Price" for the 792,088 Repricing Rights received on the Initial Closing Date is $4.32, being 114% of the Initial Closing Date Price of $3.79 (computed based upon the average closing bid prices for the five consecutive trading days ending on the day immediately preceding the Initial Closing Date) if the Repricing Rights are exercised within 135 days of the Initial Closing Date; $4.40, being 116% of the Initial Closing Date Price, if the Repricing Rights are exercised between the 136th and 180th day of the Initial Closing Date; and an additional 2% during each 45 day period following 180 days from the Initial Closing Date.

     The "Repricing Price" for the Repricing Rights issuable at the Second Closing is 114% of the Second Closing Date Price if the Repricing Rights are exercised within 45 days of the Second Closing Date; 116% if the Repricing Rights are exercised between the 46th and 90th day of the Second Closing Date; and an additional 2% during each 45 day period following 180 days from the Second Closing Date.

     The Repricing Price is increased by 7.5% if the Common Stock is listed for trading on the Nasdaq SmallCap Market, and 15% if the Common Stock is not listed on a national stock exchange or the Nasdaq Stock Market or upon the occurrence of a "Repurchase Event" as described below.

     The investors also have the right to elect to receive shares of Aura Common Stock ("Aura Repricing Shares") upon exercise of the Repricing Rights in lieu of NewCom Common Stock, based upon the Average Market Price of Aura Common Stock at the time of exercise of the Repricing Rights.

     Restrictions On Exercise of Repricing Rights

        During each consecutive 30 day period during which any Repricing Rights first become exercisable until June 29, 1999, the investor may not exercise more than 20% of the then issued Repricing Rights. Any unutilized Repricing Rights in a 30 day period may be carried forward to subsequent periods. In no event may Repricing Rights be exercisable if such exercise would result in the investor and its affiliates beneficially owning more than 9.9% of the Company's outstanding Common Stock.

     Termination of Repricing Rights

     Subject to certain terms and conditions, so long as each of the Company and Aura Systems, Inc. is in compliance in all material respects with the terms of the financing documents and a Registration Statement covering the Common Stock held by the investors is in effect, 20% of the Repricing Rights shall terminate on the first trading date in a calendar month if in the preceding month the average market price during the preceding month is greater than $4.73 and the average daily trading volume in such preceding month is greater than the average daily trading volume for the 30 days prior to December 1, 1998.

     Repurchase of Repricing Rights

     The Company is entitled to repurchase exercised Repricing Rights within seven trading days of the date of exercise of Repricing Rights by paying to the holder an amount in cash equal to the closing sale price of the Common Stock on the date of exercise multiplied by the number of Repricing Shares otherwise required to be issued.

     Repurchase Right of Investor

     Upon the occurrence of a "Repurchase Event" described below, each investor has been granted the right to require the Company to repurchase the Common Stock and Repricing Rights acquired from the Company at the per share price equal to the average of the closing sale prices of the Common Stock for the five trading days ending on the trading day preceding the date of repurchase. In addition, if the Company fails to obtain stockholder approval for this financing on or before January 29, 1999, the investors are entitled to require the Company to repurchase the Common Stock, Repricing Rights and Warrants for the amount equal to the number of shares of Common Stock received by the investor at the Initial Closing multiplied by $4.17, being 110% of the Initial Closing Date Price.

     For purposes of exercising the investor's repurchase right, a Repurchase Event includes the following events: no closing bid prices are reported for the Common Stock on a national securities exchange or the Nasdaq Stock Market for five consecutive days; the Common Stock ceases to be listed for trading on a national securities exchange or the Nasdaq Stock Market; a Registration Statement covering the Common Stock issued or issuable to the investors is not filed with the SEC by January 29, 1999, or the Registration Statement is not declared effective by the SEC by March 31, 1999; the investor is unable to sell shares under the Registration Statement for 30 or more days after the Registration Statement becomes\effective; the Company fails to issue Repricing Shares as and when required; the Company fails to remove restrictive legends from share certificates for the Common Stock as and when required; the Company or Aura defaults under material obligations under the placement documents and such default remains uncured for a period of 15 days after an investor provides notice of the default to the Company; NewCom merges with or is acquired by another company whose common stock is not listed for trading on a national securities exchange or The Nasdaq Stock Market; or the Company amends its certificate of incorporation or bylaws in a manner which materially and adversely affects the rights of the investors.

     Restrictions on Issuance of Additional Securities

          The financing documents contain certain restrictions on the Company's ability to issue additional securities. Specifically, the Company may not issue any additional securities which would require stockholder approval under Nasdaq rules without either obtaining a waiver from Nasdaq or obtaining stockholder approval if such issuance would be deemed by Nasdaq to be part of the December 1998 Placement. In addition, until June 26, 1999, subject to certain exceptions, the Company is prohibited from issuing its equity securities without the consent of the investors. The investors have also been granted a right of first refusal for any financings similar to the December 1998 Placement during the period from the Second Closing Date to December 1, 1999, and for any other proposed financings involving the sale of Common Stock at a discount during the period between June 26, 1999 and December 1, 1999.

     Restrictions on Transfer of Purchased Securities

          The securities issued or proposed to be issued in the December 1998 Placement are being issued under exemptions from registration afforded under Regulation D of the Securities Act and Section 4(2). Therefore, these securities cannot be transferred unless the resale of these securities is registered under the Securities Act or an exemption from registration is available. The Company has filed a Registration Statement to which this Prospectus relates in order to register the Common Stock acquired by the investors in the December 1998 Placement, including Repricing Shares and shares issuable upon exercise of the Warrants, and to allow their resale under this Prospectus. Aura has also agreed to use its best efforts to register Aura Common Stock issuable upon exercise of the Repricing Rights.

The November 1998 Placement

     In November 1998, the Company completed a private placement of its Common Stock, Warrants and repricing rights pursuant to Regulation D of the Securities Act of 1933 to private investors. Under the terms of the placement the Company received gross proceeds of $1.75 million in exchange for the issuance of 466,665 shares of its Common Stock ("November Placement Shares"), Warrants exercisable for up to 58,000 shares of Common Stock at an exercise price of $4.87, and repricing rights (the "November Repricing Rights") for the November Placement Shares.

     Repricing Rights

     The November Repricing Rights entitle the holder to purchase that number of shares of Common Stock ("November Repricing Shares") determined by multiplying the number of November Repricing Rights during a repricing period by a fraction, the numerator of which is the November Repricing Price (as determined below) minus the average market price (defined as the average of the 20 lowest bid prices in the 45 day period preceding the repricing date), and the denominator of which is the average market price. 50% of the November Repricing Rights are automatically exercised on the 45th and 90th days following the effective date of a Registration Statement covering the Common Stock issued or issuable in connection with the November 1998 Placement. If no shares are issuable upon the exercise of the November Repricing Rights, the November Repricing Rights terminate.

     The "November Repricing Price" for the November Repricing Rights is $4.275 (114% of the initial per share purchase price) if the November Repricing Rights are exercised on the 45th day following the effectiveness of the Registration Statement; $4.35 (116% of the initial per share per share purchase price) if the November Repricing Rights are exercised on 90th day following the effective date of the Registration Statement.

     Right of Redemption by NewCom

     The Company is entitled to repurchase the November Placement Shares and the Warrants for a purchase price equal to the amount of the original purchase price of the securities plus 1.67% per month for each month following the closing of the November 1998 Placement. The Company is also entitled to repurchase the November Repricing Rights for the market value of the November Repricing Rights.

     Restrictions on Transfer of Purchased Securities

          The securities issued or proposed to be issued in the November 1998 Placement are being issued under exemptions from registration afforded under Regulation D of the Securities Act and Section 4(2). Therefore, these securities cannot be transferred unless the resale of these securities is registered under the Securities Act or an exemption from registration is available. The Company has filed a Registration Statement to which this Prospectus relates in order to register the Common Stock acquired by the investors in the November 1998 Placement, including Repricing Shares and shares issuable upon exercise of the Warrants, and to allow their resale under this Prospectus.

                                 LEGAL MATTERS

     Certain legal matters with respect to the validity of the shares of Common Stock offered hereby will be passed upon for the Company by Guzik & Associates, Los Angeles, California.

                                     EXPERTS

     The consolidated financial statements of the Company and subsidiaries for the years ended February 28, 1998, February 28, 1997 and February 29, 1996, incorporated by reference in this Prospectus and Registration Statement, have been audited by Pannell Kerr Forster, independent auditors. Such financial statements and schedules have been so incorporated in reliance upon such report given the authority of such firm as experts in accounting and auditing.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution

     The following table sets forth the expenses payable by the Registrant in connection with the sale and distribution of the securities being registered hereby. All amounts are estimated except the Securities and Exchange Commission registration fee.

SEC registration fee . . . . . . . . . . . . . . . . .  $6,724.35
Blue Sky fees and expenses . . . . . . . . . . . . . . . 1,000.00
Accounting fees and expenses . . . . . . . . . . . . . . 1,000.00
Legal fees and expenses  . . . . . . . . . . . . . . . . 7,500.00
Printing and engraving expenses  . . . . . . . . . . .   1,000.00
Registrar and Transfer Agent's fees  . . . . . . . . . . . 500.00
Miscellaneous fees and expenses  . . . . . . . . . . . . . 500.00
Total  . . . . . . . . . . . . . . . . . . . . . .     $18,224.35

Item 15.  Indemnification of Directors and Officers

     Section 145 of the Delaware General Corporation Law provides for the indemnification of officers, directors, and other corporate agents in terms sufficiently broad to indemnify such persons under certain circumstances for liabilities (including reimbursement of expenses incurred) arising under the Securities Act of 1933, as amended (the "Act"). The Registrant's Restated Certificate of Incorporation and the Registrant's Bylaws provide for indemnification of the Registrant's directors, officers, employees and other agents to the extent and under the circumstances permitted by the Delaware General Corporation Law. The Registrant has also entered into agreements with its directors to provide indemnity to such persons to the maximum extent permitted under applicable laws.

Item 16.  Exhibits and Financial Statement Schedules

     (a)  Exhibits:

(1)  4.1  Amended and Restated Certificate of Incorporation of Registrant.

(1)  4.2  Bylaws of Registrant.

(2) 4.3 Form of Subscription Agreement dated as of November 30, 1998, by and between the Registrant and the Buyers.

(2)  4.4  Form of Warrant issued on December 1, 1998.

(2) 4.5 Parent Agreement dated as of November 30, 1998, by and among the Registrant, Aura Systems, Inc. and the Original Holders.

(2) 4.6 Note Purchase Agreement dated as of November 30, 1998, by and between the Registrant and the Buyers.

(2)  4.7  Form of Warrant issued on December 28, 1998.

(2) 4.8 Amendment Agreement dated as of December 28, 1998, by and among the Registrant, Aura Systems, Inc. and the Original Holders.

     5.1  Opinion of Guzik & Associates.

(3) 23.1  Consent of Pannell Kerr Forster, certified public accountants.

(4) 23.2  Consent of Guzik & Associates.

    24.1  Power of Attorney (included in signature page)
---------------------------

(1) Incorporated by reference to the Exhibits to the Registration Statement on Form S-1 (File No. 333-31431).

(2) Incorporated by reference to the Exhibits to the Registrant's Form 10-Q for the period ended November 30, 1998.

(3) To be filed by amendment to this Registration Statement.

(4) Included in Exhibit 5.1.

     (b)  Financial Statement Schedules

     None.


Item 17.  Undertakings

     (a)  The undersigned registrant hereby undertakes:

 (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

     (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

     (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.

     (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) of this section do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (c) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (d) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Westlake, State of California, on the 21st day of January, 1999.


                              NEWCOM, INC.

                              By   /s/ Sultan W. Khan
                                     Sultan W. Khan,
                                     Chief Executive Officer

     KNOW BY ALL MEN THESE PRESENTS, that each person whose signature appears below constitutes and appoints Steven C. Veen and Sultan W. Khan or either of them, his true and lawful attorney-in-fact and agent, with full power of substitution, for him and his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes may lawfully do or cause to be done by virtue thereof.

     Pursuant  to  the   requirements  of  the  Securities  Act  of  1933,  this
Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.



/s/ Sultan W. Khan          Chief Executive Officer         January 21, 1999
Sultan W. Khan                  and Director
                            (Chief Executive Officer)

/s/ Asif M. Khan            Executive                       January 21, 1999
Asif M. Khan                Vice President, Director


/s/ Steven C. Veen          Chief Financial Officer         January 21, 1999
Steven C. Veen              (Principal Financial Officer
                            and Principal Accounting Officer).
                            Director


/s/ Michael I. Froch        Director                        January 21, 1999
Michael I. Froch

/s/ Zane R. Alsabery        Director                        January 21, 1999
Zane R. Alsabery

/s/ James M. Curran         President, Director             January 21, 1999
James M. Curran

/s/ Gerald S. Papazian      Director                        January 21, 1999
Gerald S. Papazian

/s/ Alexander Remington     Director                        January 21, 1999
Alexander Remington

______________________      Director                        January   , 1999
Richard Rappaport

______________________      Director                        January   , 1999
Saied Kashani

                        TABLE OF CONTENTS

ABOUT THIS PROSPECTUS. . . . . . . . . . . . . . . . . . . . . .

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS. . . . . . . .

INFORMATION AVAILABLE TO YOU . . . . . . . . . . . . . . . . . .

SUMMARY. . . . . . . . . . . . . . . . . . . . . . . . . . . . .

RISK FACTORS . . . . . . . . . . . . . . . . . . . . . . . . . .

SELLING STOCKHOLDERS AND PLAN OF DISTRIBUTION. . . . . . . . . .

RECENT MATERIAL EVENTS . . . . . . . . . . . . . . . . . . . . .

LEGAL MATTERS. . . . . . . . . . . . . . . . . . . . . . . . . .

EXPERTS. . . . . . . . . . . . . . . . . . . . . . . . . . . . .